Form 10-K405, Exhibit 13
period 1996-12-31
BIOTRANSPLANT INC
filed 1997-03-28
CIK 880259

                                                                     EXHIBIT 13



BIOTRANSPLANT INCORPORATED






                  OUR FIRST ANNUAL REPORT TO SHAREHOLDERS 1996






     ImmunoCognance TM holds the promise of fewer complications, lower costs and increased organ availability for transplant patients.

                    BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           -----
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996..............  F-3
Consolidated Statements of Operations for the years ended December 31,
  1994, 1995 and 1996 and for the period from inception (March 20, 1990)
  to December 31, 1996....................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the period from inception (March 20, 1990) to December 31, 1996....................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
  1994, 1995 and 1996 and for the period from inception (March 20, 1990)
  to December 31, 1996....................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BioTransplant Incorporated:

    We have audited the accompanying consolidated balance sheets of BioTransplant Incorporated (a Delaware corporation in the development stage) and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996 and for the period from inception (March 20, 1990) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioTransplant Incorporated and subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and for the period from inception (March 20, 1990) to December 31, 1996, in conformity with generally accepted accounting principles.

                                                         /s/ Arthur Andersen LLP

                                                             ARTHUR ANDERSEN LLP
Boston, Massachusetts
January 28, 1997

                    BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                     --------------------------

                                                         1995          1996
                                                     ------------- ------------

Assets
Current assets:
  Cash and cash equivalents........................  $  2,848,549  $  6,563,957
  Short-term investments...........................             -    13,001,472
  Accounts receivable..............................       250,000             -
  Prepaid expenses and other current assets........       343,303     1,087,516
                                                     ------------  ------------
          Total current assets.....................     3,441,852    20,652,945
                                                     ------------  ------------
Property and equipment, at cost:
  Equipment under capital leases...................     2,210,170     2,210,170
  Laboratory equipment.............................       647,044       736,681
  Leasehold improvements...........................       619,584       619,584
  Office equipment.................................       164,963       198,461
                                                     ------------  ------------
                                                        3,641,761     3,764,896
  Less -- Accumulated depreciation.................     1,811,542     2,479,361
                                                     ------------  ------------
                                                        1,830,219     1,285,535
                                                     ------------  ------------
Long-term investments..............................             -    10,310,778
                                                     ------------  -------------
Other assets.......................................        99,563        66,377
                                                     ------------  ------------
                                                     $  5,371,634  $ 32,315,635
                                                     ============  ============
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Current obligation under capital leases..........  $    450,768  $    425,986
  Accounts payable.................................       187,225       126,003
  Accrued expenses.................................       967,430     1,312,964
  Deferred revenue.................................     1,750,000     1,000,000
                                                     ------------  ------------
          Total current liabilities................     3,355,423     2,864,953
                                                     ------------  ------------
Long-term obligation under capital leases..........       614,939       188,974
                                                     ------------  ------------
Convertible notes payable to stockholders..........     1,000,000             -
                                                     ------------  ------------
Commitments (Notes 11 and 12)

Redeemable convertible preferred stock, $.01 par
  value --
  Authorized -- 15,615,112 shares in 1995, no
  shares in 1996
  Issued and outstanding --  15,586,345 shares in
  1995 and no shares in 1996.......................    29,241,474             -
                                                     ------------  ------------
Stockholders' equity (deficit):
  Preferred stock, $.01 par value  --
     Authorized -- 2,000,000 shares
     Issued and outstanding -- no shares...........             -             -
  Common stock, $.01 par value  --
     Authorized -- 25,000,000 shares
     Issued and outstanding -- 126,594 shares in
     1995, and 8,558,902 shares in 1996 ...........         1,266        85,589
Additional paid-in capital.........................     1,230,343    65,285,038
Deficit accumulated during the development stage...   (30,071,811)  (36,108,919)
                                                     ------------  ------------
          Total stockholders' equity (deficit).....   (28,840,202)   29,261,708
                                                     ------------  ------------
                                                     $  5,371,634  $ 32,315,635
                                                     ============  ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                          FOR THE YEARS ENDED DECEMBER 31,             CUMULATIVE
                                    --------------------------------------------          SINCE
                                        1994             1995            1996           INCEPTION
                                    ------------     -----------     -----------      ------------
Revenues:
  License fees..................    $  1,500,000     $ 4,000,000     $ 2,000,000      $  9,000,000
  Research and development......       1,500,000       5,875,000       5,750,000        14,250,000
  Interest income...............         163,315         168,475       1,296,143         1,821,620
                                    ------------     -----------     -----------      ------------
          Total revenues........       3,163,315      10,043,475       9,046,143        25,071,620
                                    ------------     -----------     -----------      ------------
Expenses:
  Research and development......      11,767,005       9,460,522      12,268,263        48,543,470
  General and administrative....       2,518,030       1,938,901       2,680,380        10,945,979
  Interest......................         146,322         731,291         134,608         1,691,090
                                    ------------     -----------     -----------      ------------
          Total expenses........      14,431,357      12,130,714      15,083,251        61,180,539
                                    ------------     -----------     -----------      ------------
          Net loss..............    $(11,268,042)    $(2,087,239)    $(6,037,108)     $(36,108,919)
                                    ============     ===========     ===========      ============
Net loss per Common Share.......                     $      (.44)    $      (.82)
                                                     ===========     ===========
Shares used in computing
  net loss per Common Share.....                       4,697,001       7,390,041
                                                     ===========     ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                     DEFICIT
                                          COMMON STOCK                             ACCUMULATED         TOTAL
                                    ------------------------       ADDITIONAL       DURING THE      STOCKHOLDERS'
                                      NUMBER         $.01           PAID-IN        DEVELOPMENT         EQUITY
                                     OF SHARES     PAR VALUE        CAPITAL           STAGE           (DEFICIT)
                                    -----------    ---------      -----------      ------------     ------------
Inception, March 20, 1990 .......           --    $        --     $         --     $         --     $         --
  Net loss ......................           --             --               --         (142,353)        (142,353)
                                     ---------    -----------     ------------     ------------     ------------
Balance, December 31, 1990 ......           --             --               --         (142,353)        (142,353)
  Sale of Common Stock ..........      102,572          1,026            3,077               --            4,103
  Issuance of warrants ..........           --             --           22,000               --           22,000
  Net loss ......................           --             --               --       (2,637,206)      (2,637,206)
                                     ---------    -----------     ------------     ------------     ------------
Balance, December 31, 1991 ......      102,572          1,026           25,077       (2,779,559)      (2,753,456)
  Net loss ......................           --             --               --       (6,188,344)      (6,188,344)
                                     ---------    -----------     ------------     ------------     ------------
Balance, December 31, 1992 ......      102,572          1,026           25,077       (8,967,903)      (8,941,800)
  Issuance of warrants ..........           --             --          476,800               --          476,800
  Exercise of stock options .....           63              1               46               --               47
  Deferred compensation on stock
     options ....................           --             --          105,546               --          105,546
  Net loss ......................           --             --               --       (7,748,627)      (7,748,627)
                                     ---------    -----------     ------------     ------------     ------------
Balance, December 31, 1993 ......      102,635          1,027          607,469      (16,716,530)     (16,108,034)
  Exercise of stock options .....       17,406            174            1,448               --            1,622
  Restricted stock sold to
     Directors ..................        1,250             12            8,738               --            8,750
  Issuance of warrants ..........           --             --          165,937               --          165,937
  Deferred compensation on stock
     options ....................           --             --          170,225               --          170,225
  Net loss ......................           --             --               --      (11,268,042)     (11,268,042)
                                     ---------    -----------     ------------     ------------     ------------
Balance, December 31, 1994 ......      121,291          1,213          953,817      (27,984,572)     (27,029,542)
  Issuance of warrants ..........           --             --           99,000               --           99,000
  Exercise of stock options .....        5,303             53            7,301               --            7,354
  Deferred compensation on stock
     options ....................           --             --          170,225               --          170,225
  Net loss ......................           --             --               --       (2,087,239)      (2,087,239)
                                     ---------    -----------     ------------     ------------     ------------
Balance, December 31, 1995 ......      126,594          1,266        1,230,343      (30,071,811)     (28,840,202)
  Conversion of preferred stock
     into Common Stock ..........    4,770,430         47,704       36,154,586               --       36,202,290
  Issuance of Common Stock in
     initial public offering, net
     of issuance costs of
     $2,681,920 .................    3,220,000         32,200       27,875,880               --       27,908,080
  Issuance of Common Stock
     pursuant to antidilution
     rights .....................      431,724          4,317           (4,317)              --               --
  Exercise of stock options .....       10,154            102           28,546               --           28,648
  Net loss ......................           --             --               --       (6,037,108)      (6,037,108)
                                     ---------    -----------     ------------     ------------     ------------

Balance, December 31, 1996 ......    8,558,902    $    85,589     $ 65,285,038     $(36,108,919)    $ 29,261,708
                                     =========    ===========     ============     ============     ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                                                                      CUMULATIVE
                                                          1994           1995            1996       SINCE INCEPTION
                                                    --------------  --------------  -------------  ----------------
Cash flows from operating activities:
  Net loss .......................................   $(11,268,042)   $(2,087,239)   $ (6,037,108)   $(36,108,919)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities-
    Depreciation and amortization ................        526,419        846,608         667,820       2,544,587
    Noncash interest expense on convertible notes
       payable to stockholders ...................             --        449,894          15,583         465,477
    Noncash expenses related to options and
       warrants ..................................        212,112        269,225          33,187       1,118,870
    Changes in current assets and liabilities-
       Accounts receivable .......................             --       (250,000)        250,000              --
       Prepaid expenses and other current assets .        193,907         53,751        (744,213)     (1,087,516)
       Accounts payable ..........................        228,618       (165,625)        (61,222)        126,003
       Accrued expenses ..........................        826,344       (351,292)        345,534       1,312,964
       Deferred revenue ..........................             --      1,375,000        (750,000)      1,000,000
                                                     ------------    -----------    ------------    ------------
         Net cash provided by (used in) operating
           activities ............................     (9,280,642)       140,322      (6,280,419)    (30,628,534)
                                                     ------------    -----------    ------------    ------------
Cash flows from investing activities:
  Purchases of property and equipment ............     (1,452,811)       (96,290)       (123,135)     (3,205,388)
  Disposal of property and equipment, net ........         28,040             --              --          28,040
  Purchases of investments .......................             --             --     (38,200,692)    (38,200,692)
  Proceeds from investments ......................             --             --      14,888,441      14,888,441
                                                     ------------    -----------    ------------    ------------
         Net cash used in investing activities ...     (1,424,771)       (96,290)    (23,435,386)    (26,489,599)
                                                     ------------    -----------    ------------    ------------
Cash flows from financing activities:
  Proceeds from convertible notes payable to
    stockholders .................................      4,400,000      1,000,000              --       9,400,000
  Payments of obligations under capital leases ...       (269,477)      (545,963)       (450,748)     (1,579,250)
  Proceeds from sale/leaseback of equipment ......        564,541             --              --         771,968
  Proceeds from equipment leases .................        728,889             --              --       1,422,240
  Net proceeds from sale of redeemable convertible
    preferred stock ..............................        742,926             --       5,889,530      25,661,526
  Proceeds from sale of Common Stock, net ........          1,671          7,354      27,992,431      28,005,606
                                                     ------------    -----------    ------------    ------------
         Net cash provided by financing activities      6,168,550        461,391      33,431,213      63,682,090
                                                     ------------    -----------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents ....................................     (4,536,863)       505,423       3,715,408       6,563,957
Cash and cash equivalents, beginning of period ...      6,879,989      2,343,126       2,848,549              --
                                                     ------------    -----------    ------------    ------------
Cash and cash equivalents, end of period .........   $  2,343,126    $ 2,848,549    $  6,563,957    $  6,563,957
                                                     ============    ===========    ============    ============
Supplemental disclosure of noncash transactions:
  Increase in equipment under capital leases .....   $ (1,309,392)   $        --    $         --    $ (2,210,170)
                                                     ============    ===========    ============    ============
  Conversion of convertible notes payable to
    stockholders and accrued interest into
    redeemable convertible preferred stock .......   $         --    $ 4,849,894    $  1,055,816    $  9,905,710
                                                     ============    ===========    ============    ============
  Conversion of preferred stock into Common Stock    $         --    $        --    $ 36,202,290    $ 36,202,290
                                                     ============    ===========    ============    ============
  Issuance of warrants ...........................   $    165,937    $    99,000    $         --    $    741,737
                                                     ============    ===========    ============    ============
  Leasehold improvements acquired through
    issuance of redeemable convertible preferred
    stock.........................................   $         --    $   619,584    $         --    $    619,584
                                                     ============    ===========    ============    ============
Supplemental disclosure of cash flow information:
  Interest paid during the period ................   $    146,322    $   261,397    $    118,900    $  1,333,829
                                                     ============    ===========    ============    ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS

    BioTransplant Incorporated (the "Company") was incorporated on March 20, 1990. The Company is developing proprietary anti-rejection pharmaceuticals and organ transplantation systems, which represent a comprehensive approach to inducing long-term specific transplantation tolerance in humans.

    The Company is in the development stage and is devoting substantially all of its efforts toward product research and development and raising capital. The Company is subject to a number of risks similar to those of other development stage companies, including dependence on key individuals, competition from substitute products and larger companies, the development of commercially usable products, obtaining regulatory approval for products under development, the development and marketing of commercial products, and the need to obtain adequate additional financing necessary to fund the development of its products.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying consolidated financial statements reflect the application of certain accounting policies described below and elsewhere in the notes to consolidated financial statements.

(a) Net Loss per Common Share

    Net loss per Common Share is based on the pro forma weighted average number of Common Shares outstanding in each of 1995 and 1996, assuming the automatic conversion of all outstanding shares of Series A, B, D and E redeemable convertible preferred stock into shares of Common Stock on the date of issuance. Pursuant to the requirements of the Securities and Exchange Commission, Common Stock and preferred stock issued during the 12 months immediately preceding the initial public offering, plus shares of Common Stock that became issuable during the same period pursuant to the grant of common stock options and warrants, have been included in the calculation of pro forma weighted average number of Common Shares outstanding for the entire period using the treasury stock method. Historical net loss per share has not been presented as such information is not considered to be relevant or meaningful.

(b) Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash Equivalents and Investments

     Cash equivalents include short-term, highly liquid investments with original maturities of less than three months from the date of purchase. Short-term investments consist primarily of corporate notes with maturities of less than one year from the date of purchase. Long-term investments consist primarily of corporate notes with maturities of more than one year. In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments are classified as held-to-maturity and are stated at amortized cost, which approximates market value. At December 31, 1996 the weighted average maturity of all investments was ten months.

    The Company held the following investments at December 31, 1996:

      Short-term:
        Corporate Bonds (average maturity of 6 months)                 $12,015,442
        Commercial Paper (average maturity of 93 days)
                                                                           986,030
                                                                       -----------
                                                                       $13,001,472
                                                                       -----------
      Long-term:
        Corporate Bonds (average maturity of 15 months)                $10,310,778
                                                                       -----------

      Total investments                                                $23,312,250
                                                                       ===========

    There were no realized gains or losses in the year ended December 31, 1996. The Company held no investments at December 31, 1995.

(d) Depreciation and Amortization

    The Company provides for depreciation using the straight-line method by charges to operations in amounts estimated to allocate the cost of these assets over a five-year life. Amortization of equipment under capital lease and leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

(e) Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Revenue Recognition

    Substantially all of the Company's license and research and development revenues are derived from two collaborative research arrangements (see Note 9). Annual research and development payments are recognized on a straight-line basis over the period of the contract, which approximates when work is performed and costs are incurred. License fee revenue represents technology transfer fees received for rights to certain technology of the Company. License fees are recognized as revenue as earned. Deferred revenue represents amounts received in advance for research and development. Research and development expenses in the accompanying consolidated statements of operations include funded and unfunded expenses.

(3) CAPITAL LEASES

    The Company has capital lease commitments related to certain property and equipment. In conjunction with these leases, the Company has issued warrants to purchase Common and preferred stock (see Note 8).

    Future minimum payments under these capital lease agreements as of December 31, 1996 are as follows:

                                                                AMOUNT
                                                              ----------
     Year Ending December 31,
          1997............................................
          1998............................................     $485,820
          1999............................................      186,694
                                                                 10,755
               Total minimum payments.....................     --------
     Less -- Amount representing interest.................      683,269
                                                                 68,309
               Present value of minimum lease payment.....     --------
                                                                614,960
     Less -- Current obligation under capital leases......      425,986
                                                               --------
                                                               $188,974
                                                               ========

     Equipment under capital leases collateralize these lease obligations.

(4) CONVERTIBLE NOTES PAYABLE TO STOCKHOLDERS

    In August 1995, the Company borrowed $1,000,000 from certain preferred stockholders under convertible promissory notes bearing interest at the prime rate, as defined, plus 1% per annum. In connection with the issuance of these notes, the Company issued warrants to purchase 24,999 shares of Common Stock at an exercise price of $.04 per share. The Company recorded $99,000 of interest expense in 1995, which represented the estimated fair value of the warrants. The notes and accrued interest thereon were converted into 527,909 shares of Series D redeemable convertible preferred stock at $2.00 per share in February 1996.

(5) ACCRUED EXPENSES

    Accrued expenses consist of the following at December 31, 1995 and 1996:

                                                       1995               1996
                                                       ----               ----
Consulting and contract research ................   $  402,812         $  534,871
Clinical trials and related costs................       83,850             93,126
Other ...........................................      480,768            684,967
                                                    ----------         ----------
                                                    $  967,430         $1,312,964
                                                    ==========         ==========

(6) REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Upon the closing of the Company's initial public offering, all of the then outstanding shares of redeemable convertible preferred stock converted into 4,770,430 shares of Common Stock. In addition, the Company issued an additional 431,724 shares of Common Stock to Novartis Pharma Inc. ("Novartis") (formerly Sandoz Pharma Ltd.) upon the Company's initial public offering as a result of antidilution rights.

    Redeemable convertible preferred stock activity since inception is as follows:

                                      SERIES A                  SERIES B                  SERIES D                    SERIES E
                              ------------------------   ----------------------   --------------------------   ---------------------
                                NUMBER      CARRYING      NUMBER     CARRYING       NUMBER        CARRYING      NUMBER    CARRYING
                               OF SHARES      VALUE      OF SHARES     VALUE       OF SHARES        VALUE      OF SHARES    VALUE
                              ----------   -----------   --------   -----------   -----------   ------------   ---------  ---------
Sale of Series A, net of
 issuance costs of $51,973     3,300,000   $ 3,248,027         --   $        --            --   $         --          --  $      --
                              ----------   -----------   --------   -----------   -----------   ------------   ---------  ---------
Balance, December 31, 1991     3,300,000     3,248,027         --            --            --             --          --         --
 Sale of Series A ..........     700,000       700,000         --            --            --             --          --         --
 Conversion of notes payable
   into Series A ...........   1,000,000     1,000,000         --            --            --             --          --         --
 Sale of Series A, net of
   issuance costs of
   $18,612 .................   1,000,000       981,388         --            --            --             --          --         --
 Sale of Series B, net of
   issuance costs of
   $11,500 .................          --            --    401,606     4,988,500            --             --          --         --
                              ----------   -----------   --------   -----------   -----------   ------------   ---------  ---------
Balance, December 31, 1992     6,000,000     5,929,415    401,606     4,988,500            --             --          --         --
 Sale of Series D, net of
   issuance costs of
   $188,846 ................          --            --         --            --     6,150,000     12,111,155          --         --
                              ----------   -----------   --------   -----------   -----------   ------------   ---------  ---------
Balance, December 31, 1993     6,000,000     5,929,415    401,606     4,988,500     6,150,000     12,111,155          --         --
 Sale of Series E, net of
   issuance costs of
   $67,074 .................          --            --         --            --            --             --     300,000    742,926
                              ----------   -----------   --------   -----------   -----------   ------------   ---------  ---------
Balance, December 31, 1994     6,000,000     5,929,415    401,606     4,988,500     6,150,000     12,111,155     300,000    742,926
 Conversion of notes payable
   and accrued interest into
   Series D ................          --            --         --            --     2,424,947      4,849,894          --         --
 Issuance of Series D for
   leasehold improvements ..          --            --         --            --       309,792        619,584          --         --
                              ----------   -----------   --------   -----------   -----------   ------------   ---------  ---------
Balance, December 31, 1995     6,000,000     5,929,415    401,606     4,988,500     8,884,739     17,580,633     300,000    742,926
  Sale of Series D, net of
   issuance costs of
   $30,000 .................          --            --         --            --     2,967,500      5,905,000          --         --
 Conversion of notes payable
   and accrued interest into
   Series D ................          --            --         --            --       527,909      1,055,816          --         --
 Conversion of redeemable
   convertible preferred
   stock into common
   stock ...................  (6,000,000)   (5,929,415)  (401,606)   (4,988,500)  (12,380,148)   (24,541,449)   (300,000)  (742,926)
                              ----------   -----------   --------   -----------   -----------   ------------   ---------  ---------
Balance, December 31, 1996            --   $        --         --   $        --            --   $         --   $      --         --
                              ==========   ===========   ========   ===========   ===========   ============   =========  =========

(7) STOCKHOLDERS' EQUITY

(a) Reverse Stock Split

    On May 6, 1996, the Company consummated a one-for-four reverse stock split of its Common Stock. All share and per share amounts of Common Stock for all periods presented have been retroactively adjusted to reflect the reverse stock split. The Company is authorized to issue 25,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of undesignated preferred stock, $.01 par value.

(b) Common Stock

    As of December 31, 1996, the Company has reserved the following shares of Common Stock for issuance:

     1991 Stock Option Plan........................     717,072
     1994 Directors' Equity Plan...................      13,750
     Outstanding warrants..........................     377,135
                                                     ----------
                                                      1,107,957
                                                     ==========

(8) OPTIONS AND WARRANTS

(a) Common Stock Plans

    The Company has adopted the 1991 Stock Option Plan (the "Plan") under which it may grant incentive stock options, nonqualified stock options and stock appreciation rights. The Company has reserved 750,000 shares of Common Stock for issuance under the Plan. These options vest ratably over a four- to five-year period.

    In August 1994, the stockholders approved the 1994 Directors' Equity Plan (the "Directors' Plan"), which automatically grants an option to each eligible outside director of the Company for the purchase of 3,125 shares of Common Stock at the then fair market value. In addition, each eligible outside director receives an award to purchase 625 shares of restricted Common Stock at $.04 per share. The Company recorded compensation expense of $8,700 in 1994 relating to restricted Common Stock issued to Directors. At December 31, 1996, 625 restricted Common Shares were unvested. The Company has reserved 15,000 shares of Common Stock for issuance under the Plan. These options vest ratably over a five-year period.

    The following table summarizes the employee and director stock option activity under the plans discussed above:

                                          NUMBER    WEIGHTED AVERAGE
                                        OF OPTIONS   EXERCISE PRICE
                                        ----------  ----------------
Outstanding, December 31, 1993 ......     249,901        $2.28
  Granted ...........................     105,628         4.00
  Exercised .........................     (17,406)         .09
  Canceled ..........................     (52,859)        1.90
                                         --------        -----
Outstanding, December 31, 1994 ......     285,264         3.09
  Granted ...........................     200,237         4.00
  Exercised .........................      (5,303)        1.39
  Canceled ..........................    (156,623)        3.83
                                         --------        -----
Outstanding, December 31, 1995 ......     323,575         3.26
  Granted ...........................     396,648         6.39
  Exercised .........................     (10,154)        2.82
  Canceled ..........................     (41,767)        4.87
                                         --------        -----
Outstanding, December 31, 1996 ......     668,302        $5.02
                                         ========        =====
Exercisable, December 31, 1996 ......     190,831        $2.94
                                         ========        =====


    Exercise prices for options outstanding as of December 31, 1996, ranged from $.04 to $10.50 per share.

    During 1993 and 1994, the Company granted stock options with exercise prices below the estimated fair value of the Common Stock as determined for financial reporting purposes. Compensation expense was recognized over the vesting period of the options. The Company recognized compensation expense of $170,225 and $170,225 during 1994 and 1995, respectively, relating to these option grants.

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee and director stock options, because the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires the use of option valuation models that were developed for use in valuing options traded on an exchange, not employee stock options, which can not be traded. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net loss and loss per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.32% and 6.32%; expected Common Stock volatility factors of 65% and 65%; and a weighted-average expected life of the stock options of seven and seven years. The Company does not currently pay any dividends, and does not expect to pay cash dividends in the foreseeable future, therefore, dividend yields for 1995 and 1996 are assumed to be 0%.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                    1995                1996
                                                    ----                ----
         Net loss:            As reported     $  (2,087,239)     $  (6,037,108)
                              Pro forma          (2,118,030)        (6,271,780)

         Net loss per share:  As reported     $        (.44)     $        (.82)
                              Pro forma                (.45)              (.85)

(b) Warrants

    The Company has the following warrants outstanding for the purchase of Common Stock:


                                    NUMBER     EXERCISE PRICE
                                  OF WARRANTS    PER SHARE
                                 ------------  --------------
Outstanding, December 31, 1993     105,448       .04 -- 49.80
  Granted ....................     239,497      3.00 -- 10.80
                                   -------     --------------
Outstanding, December 31, 1994     344,945       .04 -- 49.80
  Granted ....................      24,999                .04
                                   -------     --------------
Outstanding, December 31, 1995     369,944       .04 -- 49.80
  Granted ....................          --                 --
                                   -------     --------------
Outstanding, December 31, 1996     369,944     $.04 -- $49.80
                                   =======     ==============
Exercisable, December 31, 1996     353,350     $.04 -- $49.80
                                   =======     ==============



    The warrants expire during the years 1999 to 2005.

    In June 1993, the Company issued warrants for the purchase of 452 shares of Common Stock at $49.80 per share in connection with an equipment lease agreement. The warrants are currently exercisable and expire on May 12, 2000.

    In June 1993, the Company issued warrants for the purchase of 4,998 shares of Common Stock at $.04 per share in connection with a financing agreement with stockholders. The warrants are all currently exercisable and expire on June 16, 2003. The Company recorded interest expense of $29,800 during 1993, which represented the estimated fair value of the warrants.

    In September 1993, the Company issued warrants for the purchase of 74,999 shares of Common Stock at $.04 per share in connection with the issuance of convertible notes payable to stockholders. The warrants are currently exercisable and expire on September 24, 2003. The Company recorded interest expense of $447,000 during 1993, which represented the estimated fair value of the warrants.

    In January 1994, the Company issued warrants for the purchase of 13,500 shares of Common Stock at $10.80 per share in connection with the sale of Series E redeemable convertible preferred stock. The warrants are currently exercisable and expire on January 15, 1999.

    In March 1994, the Company issued warrants to purchase 41,483 shares of Common Stock at $3.00 per share in connection with the facility lease discussed in Note 11(b). The warrants vest over a five-year period, commencing in March 1994. The Company recorded $165,937 of deferred rent, which represented the estimated fair value of the warrants. This amount is being amortized as rent expense over the life of the lease.

    In September 1994, the Company granted warrants to purchase 59,998 shares of Common Stock at an exercise price of $4.00 per share in connection with a financing commitment letter. These warrants are currently exercisable and expire on August 14, 2004.

    In October 1994, the Company granted warrants to purchase 109,999 shares of Common Stock at an exercise price of $4.00 per share. These warrants were issued in connection with convertible notes payable to stockholders. These warrants are currently exercisable and expire on October 31, 2004.

    In November 1994, the Company issued warrants to purchase 14,517 shares of Common Stock at $10.80 per share. These warrants were issued in connection with an equipment lease agreement. The warrants are currently exercisable and expire on November 18, 2001.

    In August 1995, the Company issued warrants to purchase 24,999 shares of Common Stock at $.04 per share. The warrants were issued in connection with the issuance of convertible notes payable to stockholders. The Company recorded interest expense of $99,000 during 1995, which represented the estimated fair value of the warrants. These warrants are currently exercisable and expire on August 18, 2005.

(9) COLLABORATIVE RESEARCH AGREEMENTS

(a) Novartis (formerly Sandoz Pharma Ltd).

    In April 1993, as amended and restated in September 1995, the Company entered into a five-year collaboration agreement with Novartis, formerly Sandoz Pharma Ltd., to develop and commercialize certain xenotransplantation technology (the "Novartis Agreement"). Pursuant to the Novartis Agreement, the Company will receive research funding of $20.0 million, of which $14.0 million had been received as of December 31, 1996, and license fees of $10.0 million, of which $7.0 million had been received as of December 31, 1996, in connection with the research by the Company of xenotransplantation products. In addition, in 1992, Novartis purchased $5.0 million of the Company's Series B convertible preferred stock, which converted into 532,125 shares of Common Stock upon the Company's initial public offering. Pursuant to the terms of the Novartis Agreement, Novartis is obliged to fund the development costs associated with certain xenotransplantation products developed by the Company subject to reimbursement of a portion thereof by the Company, if the Company elects to co-promote such products. The Company has the right to co-promote solely in North America and to receive an agreed upon share of profits, if any, derived from North American sales. The Company is entitled to receive royalties on the sale of xenotransplantation products by Novartis outside of North America and, to the extent that the Company elects not to co-promote in North America, on sales in North America as well.

    As of December 31, 1996, the Company had deferred revenue of $1,000,000 pursuant to the agreement, which represents annual research and development payments received prior to revenue recognition.

(b) MedImmune, Inc.

    In October 1995, the Company and MedImmune, Inc. ("MedImmune") formed a collaborative agreement for the development and commercialization of products to treat and prevent organ transplant rejection. The collaboration is based upon the development of products derived from BTI-322, MEDI-500 and future generations of products derived from these two molecules. Pursuant to the collaboration, the Company granted MedImmune an exclusive worldwide license to develop and commercialize BTI-322 and any products based on BTI-322, other than the use of BTI-322 in kits or systems for xenotransplantation or allotransplantation. MedImmune paid the Company a $2.0 million license fee at the time of formation of the collaboration, and agreed to fund and assume responsibility for clinical testing and commercialization of any resulting products. MedImmune has agreed to provide research support and make milestone payments that could total up to an additional $14.0 million, up to $12.0 million of which is repayable from royalties on BTI-322 or MEDI-500, as well as to pay royalties on any sales of BTI-322, MEDI-500 and future generations of products, if any. MedImmune is entitled to a credit against royalty payments for certain milestone payments that it makes.

(10) INCOME TAXES

     The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." At December 31, 1996, the Company had net operating loss carryforwards for income tax purposes of approximately $33,250,000. The Company also has available tax credit carryforwards of $1,130,000 at December 31, 1996 to reduce future federal income taxes, if any. The net operating loss carryforwards and tax credit carryforwards expire commencing in the year 2006, and are subject to review and possible adjustment by the Internal Revenue Service. Net operating loss carryforwards may be limited in the event of certain changes in the ownership interests of significant stockholders.

    The components of the deferred tax asset as of December 31, 1995 and 1996 are approximately as follows:

                                       1995            1996
                                   -----------     -----------
Operating loss carryforwards ....  $10,802,000     $13,300,000
Tax credit carryforwards ........      992,000       1,130,000
Start-up costs ..................      525,000         251,000
Other temporary differences .....      449,000         892,000
                                   -----------     -----------
                                    12,768,000      15,573,000
                                    12,768,000      15,573,000
                                   -----------     -----------
Less -- Valuation allowance .....  $        --     $        --
                                   ===========     ===========


    Due to the history of operating losses, a valuation allowance has been provided for the entire deferred tax asset as it is uncertain if the Company will realize the benefit of the deferred tax asset.

(11) COMMITMENTS

(a) Research and License Agreements

    The Company has entered into several research and license agreements with a hospital whereby the Company obtained the rights to the hospital's research pertaining to the transplantation of organs and tissues and other related technologies. The Company also obtained an exclusive license to commercially develop, manufacture, use and distribute worldwide any products developed pursuant to the agreements in exchange for research funding and royalties on any future sales. These agreements have initial terms of one to ten years; however, either party may terminate the agreements at various times, as defined, with written notice. The Company has agreed to reimburse the hospital for the cost of leasing up to $1,050,000 of research equipment over a five-year lease period. At the end of the lease, the hospital has the option to purchase the equipment for a nominal amount. As of December 31, 1996, the hospital has leased equipment with an approximate cost of $859,000. The Company is currently expensing approximately $17,000 per month for this leased equipment; however, this amount may increase until the hospital has leased the maximum amount allowed.

    The Company has entered into research and license agreements with four universities whereby the Company funded research and development. The Company also obtained exclusive, worldwide licenses for certain patents, patent rights and research information and rights to develop, manufacture, use and sell any product developed pursuant to the licensed technology in exchange for royalties on any future sales, as defined.

    During 1991, the Company entered into a research and supply agreement with a breeding laboratory and was granted exclusive, worldwide licenses for the acquisition and sale of specified organs or animals utilized in the licensed technology. Pursuant to this agreement, the Company has agreed to pay specified royalties on future net product sales, as defined in the agreement.

    During 1992, the Company entered into a license agreement and was granted worldwide rights and licenses for several patents relating to certain technology. The Company paid approximately $160,000 and $147,000 under the agreement in 1993 and 1996, respectively. The Company will also pay royalties on any product sales derived from the technology.

    Commitments as of December 31, 1996, pursuant to these research and license agreements, subject to cancellation clauses, are as follows:

                               HOSPITAL     CONSULTANTS       OTHER         TOTAL
                             ----------     -----------    ----------     ----------
Year Ending December 31,
  1997 .................     $2,440,000     $  525,000     $1,153,000     $4,118,000
  1998 .................        625,000           --          150,000        775,000
  1999 .................        625,000           --          150,000        775,000
  2000 .................        625,000           --          150,000        775,000
  2001 .................           --             --          150,000        150,000
                             ----------     ----------     ----------     ----------
                             $4,315,000     $  525,000     $1,753,000     $6,593,000
                             ==========     ==========     ==========     ==========

 (b) Operating Lease Commitments

    The Company leases its facility under an operating lease that expires in 2004. In addition, the Company is responsible for the real estate taxes and operating expenses related to this facility. Minimum annual rental payments under this lease agreement are as follows:

      1997..................    $1,013,464
      1998..................     1,013,464
      1999..................     1,014,714
      2000..................     1,018,464
      2001..................     1,018,464
      Thereafter ...........     2,800,776
                                ----------
                                $7,879,346
                                ==========

    Rental expense for the years ended December 31, 1994, 1995 and 1996 was approximately $596,000, $1,183,000 and $1,197,000, respectively.

(12) INVESTMENT IN STEM CELL SCIENCES PTY. LTD.

    In April 1994, the Company entered into a shareholders' agreement and a research and license agreement (the "Agreements") with Stem Cell Sciences Pty. Ltd. ("Stem Cell"). Under the Agreements, the Company paid $1,000,000 for 30% of the outstanding shares of Stem Cell, an exclusive license to certain technology and other intellectual property and support of certain research in the field of animal genetic engineering. The Company recorded the $1,000,000 as research and development expense during the 12 months ended December 31, 1994.

    In 1996, the Company paid an additional $924,000 for research support and to maintain its pro rata ownership of Stem Cell. The Company has recorded the $924,000 as research and development expense during the 12 months ended December 31, 1996. The Company has agreed to fund an additional $688,000 for research support in 1997. The Company has an option to purchase additional shares of stock to maintain its pro rata ownership of the company. The option is exercisable at any time prior to December 1997.

         SELECTED CONSOLIDATED FINANCIAL DATA


                                                        Years Ended December 31,                       Period from Inception
                                              -----------------------------------------                 (March 20, 1990) to
                                  1992          1993               1994          1995           1996     December 31, 1996
                                 -------      --------           --------      --------      --------  ---------------------
                                                          (in thousands except per share data)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenues:
  License fees .............     $    --      $  1,500           $  1,500      $  4,000      $  2,000         $  9,000
  Research and development .          --         1,125              1,500         5,875         5,750           14,250
  Interest income ..........         114            66                163           168         1,296            1,822
                                 -------      --------           --------      --------      --------         --------
    Total revenues .........         114         2,691              3,163        10,043         9,046           25,072
                                 -------      --------           --------      --------      --------         --------

Expenses:
  Research and development .       4,985         8,218             11,767         9,460        12,268           48,544
  General and administrative       1,235         1,680              2,518         1,939         2,680           10,946
  Interest .................          82           542                146           731           135            1,691
                                 -------      --------           --------      --------      --------         --------
    Total expenses .........       6,302        10,440             14,431        12,130        15,083           61,181
                                 -------      --------           --------      --------      --------         --------
    Net loss ...............     $(6,188)     $ (7,749)          $(11,268)     $ (2,087)     $ (6,037)        $(36,109)
                                 =======      ========           ========      ========      ========         ========
Net loss per share .........                                                   $  (0.44)     $  (0.82)

  Shares used in computing  net loss per share (1)  --                            4,697         7,390


                                                                                  December 31,
                                                       ---------------------------------------------------------------
                                                          1992          1993          1994          1995         1996
                                                          ----          ----          ----          ----         ----

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents ........................     $  2,298      $  6,880      $  2,343      $  2,849      $ 6,564
Investments ......................................           --            --            --            --       23,312
Total assets .....................................        3,488         8,500         4,801         5,372       32,316
Long-term obligations under capital leases, net of
current portion ..................................          439           334         1,066           615          189
Redeemable convertible preferred stock ...........       10,918        23,029        23,772        29,241           --
Stockholders' equity (deficit) ...................       (8,942)      (16,108)      (27,030)      (28,840)      29,262


(1) Computed on the basis described in Note 2(a) of Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


This report may contain certain forward looking statements which involve risks and uncertainties. Such statements are subject to certain factors which may cause the Company's plans and results to differ significantly from the plans and results discussed in such forward looking statements. Factors that may cause such differences include, but are not limited to, the progress of the Company's research and development programs, the Company's ability to compete successfully, the Company's ability to attract and retain qualified personnel, the Company's ability to enter into and maintain collaborations with third parties, the Company's ability to enter into and progress in clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in obtaining and enforcing patents, proprietary rights and any necessary licenses, the ability of the Company to establish development and commercialization capacities or relationships, the costs of manufacturing, the Company's ability to obtain additional funds, and those other factors discussed under the heading "Factors That May Affect Future Results" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

Overview

   Since commencement of operations in 1990, the Company has been engaged primarily in the research and development of proprietary anti-rejection pharmaceuticals and organ transplantation systems which represent a comprehensive approach to inducing long-term specific transplantation tolerance in humans. The major sources of the Company's working capital have been the proceeds from sales of equity securities, sponsored research funding and license fees and capital lease financings. The Company has not generated any revenues from the sale of products to date, and does not expect to receive any product revenues for several years. The Company will be required to conduct significant research, development, testing and regulatory compliance activities that, together with general and administrative expenses, are expected to result in significant and increasing operating losses for at least the next several years.

   In 1993, and as amended and restated in September 1995, the Company and Novartis (formerly Sandoz) entered into a collaboration agreement for the development and commercialization of xenotransplantation products utilizing gene transduction. Under the agreement; Novartis has committed research funding through March 1998 of $20.0 million, of which $14.0 million had been received as of December 31, 1996, and agreed to pay license fees of $10.0 million, of which $7.0 million had been received as of December 31, 1996. Novartis has also agreed to fund certain development and premarketing costs of such products, portions of which, under certain circumstances, may be repayable from the Company's operating profits from sales of such products.

   In October 1995, the Company and MedImmune entered into a collaborative research agreement for the development of products to treat and prevent organ rejection. MedImmune paid the Company a $2.0 million license fee at the time of execution of the agreement, and agreed to fund and assume responsibility for clinical testing and commercialization of BTI-322 and other related products. MedImmune has agreed to provide research support and make milestone payments which could total up to an additional $14.0 million, up to $12.0 million of which is repayable from royalties on such products.

RESULTS OF OPERATIONS

Years Ended December 31, 1996 and 1995

   Revenues decreased to $9.0 million in 1996 from $10.0 million in 1995. The anticipated decrease in revenues was primarily due to the timing of $7.6 million in sponsored research and license revenue from Novartis as a result of the amendment and restatement of the collaboration agreement in September 1995 and $2.3 million in license and sponsored research revenue from MedImmune during 1995, compared to $6.8 million in revenue from Novartis and $1.0 million in revenue from MedImmune during 1996. Additionally, interest income increased to $1,296,000 in 1996 compared to $168,000 in 1995. The increase was due to higher cash balances available for investment as a result of the initial public offering of the Company's common stock, completed in May 1996.


   Research and development expenses increased to $12.3 million in 1996 from $9.5 million in 1995. This increase was primarily due to additional external research support, including $924,000 in payments to Stem Cell Sciences, combined with increases in research and development staff together with the associated increases in supplies and support services. This increase was partially offset by decreased expenditures related to the human clinical safety trials for BTI-322.

   General and administrative expenses increased to $2.7 million in 1996 from $1.9 million in 1995. This increase was primarily due to increases in outside professional services in connection with market research and business development.

   Interest expense decreased to $135,000 in 1996 from $731,000 in 1995. This decrease was primarily due to the conversion of $4.4 million and $1.0 million of convertible notes payable to stockholders, and the accrued interest thereon into redeemable convertible preferred stock in October 1995 and February 1996, respectively. The redeemable convertible preferred stock was automatically converted to shares of common stock upon the closing of the Company's initial public offering. The decrease was also attributable in part to decreasing balances on existing obligations under capital leases.

   As a result of the above factors, the Company incurred a net loss for 1996 of $6.0 million compared to a net loss of $2.1 million for 1995.

Years Ended December 31, 1995 and 1994

Revenues increased to $10.0 million in 1995 from $3.2 million in 1994. The increase in revenues was due to an increase in license fees and research and development revenues which consisted of an increase in revenues of $4.6 million from Novartis in 1995 as a result of the amendment and restatement of the collaboration agreement and $2.0 million in license fees received and $250,000 in research support revenue recognized in connection with the collaboration formed with MedImmune.

   Research and development expenses decreased to $9.5 million in 1995 from $11.8 million in 1994. This decrease was primarily due to decreased expenditures related to the human clinical safety trials for BTI-322 and a reduction in outside collaborative research funding.

   General and administrative expenses decreased to $1.9 million in 1995 from $2.5 million in 1994 reflecting, in part, the Company's cost-cutting efforts in 1995 to preserve cash. This decrease was primarily due to decreased salary and related expenses for general and administrative functions, and decreased outside professional services related to the design and construction monitoring of the facility which was occupied by the Company in 1994.

   Interest expense increased to $731,000 in 1995 from $146,000 in 1994 primarily due to interest on the $4.4 million in convertible notes payable at December 31, 1994 and the $1.0.million in convertible notes payable at December 31, 1995. The $4.4 million and $1.0 million in convertible notes payable, and the accrued interest thereon, were converted into redeemable preferred stock in October 1995 and February 1996, respectively.

   As a result of the above factors, the Company incurred a net loss for 1995 of $2.1 million, compared to a net loss of $11.3 million for 1994.

LIQUIDITY AND CAPITAL RESOURCES

In May 1996, the Company completed an initial public offering of 3,220,000 shares of common stock at a price of $9.50 per share, and received net proceeds of approximately $28.0 million. In addition, all outstanding shares of redeemable convertible preferred stock were automatically converted into 5,202,154 shares of common stock upon the closing of the initial public offering.

Since its inception and prior to the completion of the Company's initial public offering, the Company's operations have been funded principally through the net proceeds of an aggregate of $36.2 million from private placements of equity securities. The Company has also received $21.0 million from a collaboration agreement with Novartis, $3.2 million from a collaborative research agreement with MedImmune and $2.2 million in equipment lease financing. The proceeds of the private placements, notes payable and capital leases and cash generated from the corporate collaborations with Novartis and MedImmune have been used to fund operating losses of approximately $36.1 million and the investment of approximately $3.6 million in equipment and leasehold improvements through December 31, 1996. The Company had no significant commitments as of December 31, 1996 for capital expenditures.

During 1996, the Company paid Stem Cell Sciences approximately $924,000 for research support and to maintain its pro rata equity interest in Stem Cell Sciences. In addition, the Company has an option to purchase additional shares of Stem Cell Sciences prior to December 1997, to maintain its pro rata equity interest. If the Company does not make such further investment, its rights to certain technologies become nonexclusive.

The Company has entered into sponsored research and consulting agreements with certain hospitals, academic institutions and consultants, requiring periodic payments by the Company. Aggregate minimum funding obligations under these agreements, which include certain cancellation provisions, total approximately $6.6 million, which includes approximately $4.1 million in 1997.

The Company had cash and cash equivalents and investments of $29.9 million as of December 31, 1996.

The Company anticipates that its existing funds, including the proceeds from its initial public offering and interest earned thereon, should be sufficient to fund its operating and capital requirements as currently planned through the end of 1998. However, the Company's cash requirements may vary materially from those now planned, due to many factors, including, but not limited to, the progress of the Company's research and development programs, the scope and results of preclinical and clinical testing, changes in existing and potential relationships with corporate collaborators, the time and cost in obtaining regulatory approvals, the costs involved in obtaining and enforcing patents, proprietary rights and any necessary licenses, the ability of the Company to establish development and commercialization capacities or relationships, the costs of manufacturing and other factors.

The Company expects to incur substantial additional costs, including costs related to research and development activities, preclinical studies, clinical trials, obtaining regulatory approvals, manufacturing and the expansion of its facilities. The Company will need to raise substantial additional funds, through additional financings including public or private equity offerings and collaborative arrangements with corporate partners. There can be no assurance that funds will be available on terms acceptable to the Company, if at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate certain of its product development programs or to license to others the right to commercialize products or technologies that the Company would otherwise seek to develop and commercialize itself, any of which would have a material and adverse effect on the Company.

FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report to Stockholders contains forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report to Stockholders and in the Section titled "Business - Factors Which May Affect Results" in the Company's Annual

Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, which Section is incorporated herein by reference.

         The Company is in the early development stage and has been engaged, to date, primarily in organizational and research and development activities. The Company has not yet completed the development of, or conducted significant human testing with respect to, any product. There can be no assurance that any of the Company's products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

         The Company has a substantial accumulated deficit. The Company expects to incur losses for at least the next several years and that such losses will increase as the Company expands its research and development activities. The Company will require substantial additional funds for its research and product development programs, operating expenses, the pursuit of regulatory approvals and expansion of its production, sales and marketing capabilities. Adequate funds for these purposes, whether through equity or debt financings, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds could require the Company to delay, scale back or eliminate certain of its research and product development programs or to license to third parties to commercialize products or technologies that the Company would otherwise develop or commercialize itself.

         The Company's strategy for development and commercialization of its products entails entering into arrangements with third parties. There can be no assurance that the Company will be able to maintain its existing arrangements or establish additional arrangements that the Company deems necessary or acceptable to develop and commercialize its potential pharmaceutical products or that such arrangements will be successful. In addition, the Company is entitled to receive royalties on MEDI-500, a product proprietary to MedImmune, and any such royalties are wholly dependent on the efforts of MedImmune to develop and market such product. If any of the Company's strategic partners were to breach or terminate its agreement with the Company or otherwise fail to conduct its collaborative activities successfully in a timely manner, such delay or termination could have a material adverse effect on the Company's business, financial condition and results of operations.

         Proprietary rights relating to the products of BioTransplant will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There may be pending or issued third-party patents relating to the products of BioTransplant and BioTransplant may need to acquire licenses to, or to contest the validity of, any such patents. It is likely that significant funds would be required to defend any claim that BioTransplant infringes a third-party patent. There can be no assurance that any license required under any such patent would be made available.

         Other factors that may affect the Company's future operating results include the inherent risk of product liability claims which may result from the testing, marketing and sale of human therapeutic products, the Company's fluctuations in quarterly operating results, the Company's ability to continue to attract and retain qualified management and scientific staff, risks associated with the regulatory approval process, and its ability to anticipate or respond adequately to rapid and significant technological changes that may develop in the field of human therapeutic products.