Form 10-K405, Exhibit 13
period 1997-12-31
BIOTRANSPLANT INC
filed 1998-03-27
CIK 880259

BIOTRANSPLANT INCORPORATED

                         ANNUAL REPORT TO SHAREHOLDERS
                                      1997

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                                          PERIOD FROM
                                                        YEARS ENDED DECEMBER 31,                           INCEPTION
                                    ----------------------------------------------------------------  (MARCH 20, 1990) TO
                                       1993        1994         1995          1996          1997       DECEMBER 31, 1997
                                    ----------  ----------  ------------  ------------  ------------  --------------------
                                                 (IN THOUSANDS EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
License fees......................  $    1,500  $    1,500  $      4,000  $      2,000  $      5,000       $   14,000
Research and development..........       1,125       1,500         5,875         5,750         7,125           21,375
Interest income...................          66         163           168         1,296         1,731            3,553
                                    ----------  ----------  ------------  ------------  ------------         --------
  Total Revenues..................       2,691       3,163        10,043         9,046        13,856           38,928
                                    ----------  ----------  ------------  ------------  ------------         --------
Expenses:
Research and development..........       8,218      11,767         9,460        12,268        13,988           62,531
General and administrative........       1,680       2,518         1,939         2,680         2,963           13,909
Interest..........................         542         146           731           135            59            1,750
                                    ----------  ----------  ------------  ------------  ------------         --------
  Total expenses..................      10,440      14,431        12,131        15,083        17,010           78,190
                                    ----------  ----------  ------------  ------------  ------------         --------
  Net loss........................  $   (7,749) $  (11,268) $     (2,087) $     (6,037) $     (3,154)      $  (39,262)
                                    ----------  ----------  ------------  ------------  ------------         --------
                                    ----------  ----------  ------------  ------------  ------------         --------
Net loss per common share:
Basic.............................                          $     (16.78) $      (1.08) $      (0.37)
                                                            ------------  ------------  ------------
                                                            ------------  ------------  ------------
Pro Forma.........................                          $      (0.60) $      (0.84)
                                                            ------------  ------------
                                                            ------------  ------------
Weighted average common shares
  outstanding (1):
Basic.............................                               124,373     5,582,055     8,568,709
                                                            ------------  ------------  ------------
                                                            ------------  ------------  ------------
Pro Forma.........................                             3,487,868     7,153,608
                                                            ------------  ------------
                                                            ------------  ------------

                                                                             YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------------------------------
                                                            1993        1994         1995          1996          1997
                                                         ----------  ----------  ------------  ------------  ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............................  $    6,880  $    2,343  $      2,849  $      6,564  $      9,784
Marketable securities..................................      --          --           --             13,001        19,863
Working capital........................................       6,225         148            86        17,788        24,111
Long-term investments..................................      --          --           --             10,311         1,015
Total assets...........................................       8,500       4,801         5,372        32,316        32,939
Long-term obligation under capital leases, net of
  current portion......................................         334       1,066           615           189            10
Redeemable convertible preferred stock.................      23,029      23,772        29,241       --            --
Stockholders' equity (deficit).........................     (16,108)    (27,030)      (28,840)       29,262        26,154

------------------------

(1) Computed on the basis described in Note 2(a) of Notes to Consolidated Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Since commencement of operations in 1990, the Company has been engaged primarily in the research and development of proprietary pharmaceuticals and organ transplantation systems, which represent a comprehensive approach to inducing functional tolerance in humans. The major sources of the Company's working capital have been the proceeds from sales of equity securities, sponsored research funding and license fees and capital lease financings. The Company has not generated any revenues from the sale of products to date, and does not expect to receive any product revenues for several years, if ever. The Company will be required to conduct significant additional research, development, testing and regulatory compliance activities that, together with general and administrative expenses, are expected to result in significant and increasing operating losses for at least the next several years.

    In 1993, and as amended and restated in September 1995, the Company and Novartis entered into a collaboration agreement for the development and commercialization of xenotransplantation products utilizing gene transduction. Under the agreement, Novartis committed research funding through March 1998 of $20.0 million, all of which had been received as of December 31, 1997, and agreed to pay license fees of $10.0 million, all of which had been received as of December 31, 1997. Novartis has also agreed to fund certain development and premarketing costs of such products, portions of which, under certain circumstances, may be repayable from the Company's operating profits from sales of such products.

    In October 1997, the Company and Novartis expanded their relationship by entering into a collaboration and license agreement with Novartis to develop and commercialize xenotransplantation products utilizing the Company's proprietary mixed bone marrow chimerism technology. Under the agreement, the Company may receive from Novartis research funding, license fees, and milestone payments of up to $36 million. As of December 31, 1997, research funding of $3.5 million and license fees of $2.0 million had been received. In addition to research funding, Novartis will also fund certain development and premarketing costs of such products. Portions of these costs may be repayable under certain circumstances.

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

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997 AND 1996

    Revenues increased to $13.9 million in 1997 from $9.0 million in 1996. The increase in revenues was primarily due to $11.4 million in sponsored research and license revenue from the Novartis agreements in 1997, compared to $6.8 million in sponsored research and license revenue from Novartis during 1996. Additionally, interest income increased to $1.7 million in 1997 compared to $1.3 million in 1996. The increase was due to higher average cash balances available for investment as a result of the initial public offering of the Company's common stock, completed in May 1996, and the funding received from the Novartis agreements.

    Research and development expenses increased to $14.0 million in 1997 from $12.3 million in 1996. This increase was primarily due to additional external research support combined with increases in research and development staff and associated increases in supplies and support services.

    General and administrative expenses increased to $3.0 million in 1997 from $2.7 million in 1996. This increase was primarily due to increased administrative costs as a publicly-traded company including increases in general and administrative staff and related costs.

    Interest expense decreased to $59,000 in 1997 from $135,000 in 1996. This decrease was primarily due to decreasing balances on existing obligations under capital leases.

    As a result of the above factors, the Company incurred a net loss for 1997 of $3.2 million compared to a net loss of $6.0 million for 1996.

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

    Since its inception and prior to the completion of the Company's initial public offering, the Company's operations have been funded principally through the net proceeds of an aggregate of $36.2 million from private placements of equity securities. The Company has also received $35.5 million from research and development and collaboration agreements with Novartis, $4.0 million from an alliance agreement with MedImmune and $2.2 million in equipment lease financing. The proceeds of the private placements, notes payable and capital leases and cash generated from the corporate collaborations with Novartis and MedImmune have been used to fund operating losses of approximately $39.3 million and the investment of approximately $4.0 million in equipment and leasehold improvements through December 31, 1997. In September 1997, the Company entered into a term note with a bank, whereby the Company may borrow up to $500,000 for certain equipment and fixtures. There were no borrowings outstanding under this term note at December 31, 1997. The Company had no significant commitments as of December 31, 1997 for capital expenditures.

    The Company has entered into sponsored research and consulting agreements with certain hospitals, academic institutions and consultants, requiring periodic payments by the Company. Aggregate minimum funding obligations under these agreements, which include certain cancellation provisions, total approximately $5.9 million, which includes approximately $4.0 million in 1998.

    The Company had cash and cash equivalents and investments of $30.7 million as of December 31, 1997.

    The Company anticipates that its existing funds, including the proceeds from its initial public offering and interest earned thereon, should be sufficient to fund its operating and capital requirements as currently planned through at least June 30, 1999. However, the Company's cash requirements may vary materially from those now planned, due to many factors, including, but not limited to, the progress of the Company's research and development programs, the scope and results of preclinical and clinical testing, changes in existing and potential relationships with corporate collaborators, the time and cost in obtaining regulatory approvals, the costs involved in obtaining and enforcing patents, proprietary rights and any necessary licenses, the ability of the Company to establish development and commercialization capacities or relationships, the costs of manufacturing and other factors.

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

FACTORS AFFECTING FUTURE OPERATING RESULTS

    This Annual Report to Stockholders contains forward-looking statements. This Annual Report on Form 10-k contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report to Stockholders and in the Section titled "Business--Factors That May Affect Results" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission, which Section is incorporated herein by reference.

    The Company is in the early development stage and has been engaged, to date, primarily in organizational and research and development activities. The Company has not yet completed the development of, or conducted significant human testing with respect to, any product. In particular, the Company's AllomuneTM and XenomuneTM Systems are based upon approaches which are novel and, to the Company's knowledge, have never been achieved in humans, including by the Company. There can be no assurance that any of the Company's products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

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

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BioTransplant Incorporated:

    We have audited the accompanying consolidated balance sheets of BioTransplant Incorporated (a Delaware corporation in the development stage) and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997 and for the period from inception (March 20, 1990) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioTransplant Incorporated and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 and for the period from inception (March 20, 1990) to December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 10, 1998

                   BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS

                                                                                             DECEMBER 31,
                                                                                     ----------------------------
                                                                                         1996           1997
                                                                                     -------------  -------------
Assets
Current assets:
  Cash and cash equivalents........................................................  $   6,563,957  $   9,784,229
  Short-term investments...........................................................     13,001,472     19,862,617
  Prepaid expenses and other current assets........................................      1,087,516      1,238,500
                                                                                     -------------  -------------
      Total current assets.........................................................     20,652,945     30,885,346
                                                                                     -------------  -------------
Property and equipment, at cost:
  Equipment under capital leases...................................................      2,210,170      2,210,170
  Laboratory equipment.............................................................        736,681        961,220
  Leasehold improvements...........................................................        619,584        628,217
  Office equipment.................................................................        198,461        266,182
                                                                                     -------------  -------------
                                                                                         3,764,896      4,065,789
  Less -- Accumulated depreciation.................................................      2,479,361      3,062,540
                                                                                     -------------  -------------
                                                                                         1,285,535      1,003,249
                                                                                     -------------  -------------
Long-term investments..............................................................     10,310,778      1,015,202
                                                                                     -------------  -------------
Other assets.......................................................................         66,377         34,727
                                                                                     -------------  -------------
                                                                                     $  32,315,635  $  32,938,524
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Liabilities and Stockholders' Equity
Current liabilities:
  Current obligation under capital leases..........................................  $     425,986  $     177,667
  Accounts payable.................................................................        126,003        289,535
  Accrued expenses.................................................................      1,312,964      2,182,216
  Deferred revenue.................................................................      1,000,000      4,125,000
                                                                                     -------------  -------------
      Total current liabilities....................................................      2,864,953      6,774,418
                                                                                     -------------  -------------
Long-term obligation under capital leases..........................................        188,974         10,042
                                                                                     -------------  -------------
Commitments (Notes 12 and 13)
Stockholders' equity:
  Preferred stock, $.01 par value --
    Authorized -- 2,000,000 shares
    Issued and outstanding -- no shares............................................             --             --
  Common stock, $.01 par value --
    Authorized -- 25,000,000 shares
    Issued and outstanding -- 8,558,902 shares in 1996, and 8,575,390 shares in
      1997.........................................................................         85,589         85,754
Additional paid-in capital.........................................................     65,285,038     65,330,483
Deficit accumulated during the development stage...................................    (36,108,919)   (39,262,173)
                                                                                     -------------  -------------
      Total stockholders' equity...................................................     29,261,708     26,154,064
                                                                                     -------------  -------------
                                                                                     $  32,315,635  $  32,938,524
                                                                                     -------------  -------------
                                                                                     -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                   BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                     FOR THE YEARS ENDED DECEMBER 31,       CUMULATIVE
                                                                   -------------------------------------       SINCE
                                                                       1995         1996         1997        INCEPTION
                                                                   -----------  -----------  -----------   -------------
Revenues:
  License fees...................................................  $ 4,000,000  $ 2,000,000  $ 5,000,000   $ 14,000,000
  Research and development.......................................    5,875,000    5,750,000    7,125,000     21,375,000
  Interest income................................................      168,475    1,296,143    1,731,258      3,552,878
                                                                   -----------  -----------  -----------   -------------
      Total revenues.............................................   10,043,475    9,046,143   13,856,258     38,927,878
                                                                   -----------  -----------  -----------   -------------
Expenses:
  Research and development.......................................    9,460,522   12,268,263   13,987,982     62,531,452
  General and administrative.....................................    1,938,901    2,680,380    2,962,644     13,908,623
  Interest.......................................................      731,291      134,608       58,886      1,749,976
                                                                   -----------  -----------  -----------   -------------
      Total expenses.............................................   12,130,714   15,083,251   17,009,512     78,190,051
                                                                   -----------  -----------  -----------   -------------
      Net loss...................................................  $(2,087,239) $(6,037,108) $(3,153,254)  $(39,262,173)
                                                                   -----------  -----------  -----------   -------------
                                                                   -----------  -----------  -----------   -------------
Net loss per common share:
  Basic                                                            $    (16.78) $     (1.08) $      (.37)
                                                                   -----------  -----------  -----------   -------------
                                                                   -----------  -----------  -----------   -------------
  Pro forma......................................................  $      (.60) $      (.84)
                                                                   -----------  -----------  -----------   -------------
                                                                   -----------  -----------  -----------   -------------
Weighted average common shares outstanding:
  Basic..........................................................      124,373    5,582,055    8,568,709
                                                                   -----------    ---------  -----------   -------------
                                                                   -----------    ---------  -----------   -------------
  Pro forma......................................................    3,487,868    7,153,608
                                                                   -----------    ---------  -----------   -------------
                                                                   -----------    ---------  -----------   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            DEFICIT
                                                          COMMON STOCK                    ACCUMULATED      TOTAL
                                                    ------------------------  ADDITIONAL   DURING THE   STOCKHOLDERS'
                                                      NUMBER        $.01       PAID-IN    DEVELOPMENT      EQUITY
                                                     OF SHARES    PAR VALUE    CAPITAL       STAGE       (DEFICIT)
                                                    -----------  -----------  ----------  ------------  ------------
Inception, March 20, 1990.........................          --    $      --   $       --   $       --    $       --
  Net loss........................................          --           --           --     (142,353)     (142,353)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1990........................          --           --           --     (142,353)     (142,353)
  Sale of common stock............................     102,572        1,026        3,077           --         4,103
  Issuance of warrants............................          --           --       22,000           --        22,000
  Net loss........................................          --           --           --   (2,637,206)   (2,637,206)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1991........................     102,572        1,026       25,077   (2,779,559)   (2,753,456)
  Net loss........................................          --           --           --   (6,188,344)   (6,188,344)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1992........................     102,572        1,026       25,077   (8,967,903)   (8,941,800)
  Issuance of warrants............................          --           --      476,800           --       476,800
  Exercise of stock options.......................          63            1           46           --            47
  Deferred compensation on stock options..........          --           --      105,546           --       105,546
  Net loss........................................          --           --           --   (7,748,627)   (7,748,627)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1993........................     102,635        1,027      607,469  (16,716,530)  (16,108,034)
  Exercise of stock options.......................      17,406          174        1,448           --         1,622
  Restricted stock sold to directors..............       1,250           12        8,738           --         8,750
  Issuance of warrants............................          --           --      165,937           --       165,937
  Deferred compensation on stock options..........          --           --      170,225           --       170,225
  Net loss........................................          --           --           --  (11,268,042)  (11,268,042)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1994........................     121,291        1,213      953,817  (27,984,572)  (27,029,542)
  Issuance of warrants............................          --           --       99,000           --        99,000
  Exercise of stock options.......................       5,303           53        7,301           --         7,354
  Deferred compensation on stock options..........          --           --      170,225           --       170,225
  Net loss........................................          --           --           --   (2,087,239)   (2,087,239)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1995........................     126,594        1,266    1,230,343  (30,071,811)  (28,840,202)
  Conversion of preferred stock into common
    stock.........................................   4,770,430       47,704   36,154,586           --    36,202,290
  Issuance of common stock in initial public
    offering, net of issuance costs of
    $2,681,920....................................   3,220,000       32,200   27,875,880           --    27,908,080
  Issuance of common stock pursuant to
    antidilution rights...........................     431,724        4,317       (4,317)          --            --
  Exercise of stock options.......................      10,154          102       28,546           --        28,648
  Net loss........................................          --           --           --   (6,037,108)   (6,037,108)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1996........................   8,558,902       85,589   65,285,038  (36,108,919)   29,261,708
  Exercise of stock options.......................      15,238          153       45,407           --        45,560
  Restricted stock sold to directors..............       1,250           12           38           --            50
  Net loss........................................          --           --           --   (3,153,254)   (3,153,254)
                                                    -----------  -----------  ----------  ------------  ------------
Balance, December 31, 1997........................   8,575,390    $  85,754   $65,330,483 ($39,262,173)  $26,154,064
                                                    -----------  -----------  ----------  ------------  ------------
                                                    -----------  -----------  ----------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE YEARS ENDED DECEMBER 31,       CUMULATIVE
                                                              -----------------------------------        SINCE
                                                                  1995        1996         1997        INCEPTION
                                                              ------------ -----------  -----------  --------------
Cash flows from operating activities:
  Net loss..................................................  $(2,087,239) $(6,037,108) $(3,153,254)  $(39,262,173)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities-
  Depreciation and amortization.............................       846,608     667,820      581,641      3,126,228
  Noncash interest expense on convertible notes payable to
    stockholders............................................       449,894      15,583           --        465,477
  Noncash expenses related to options and warrants..........       269,225      33,187       33,188      1,152,058
  Changes in current assets and liabilities-
    Accounts receivable.....................................      (250,000)    250,000           --             --
    Prepaid expenses and other current assets...............        53,751    (744,213)    (150,984)    (1,238,500)
    Accounts payable........................................      (165,625)    (61,222)     163,532        289,535
    Accrued expenses........................................      (351,292)    345,534      869,252      2,182,216
    Deferred revenue........................................     1,375,000    (750,000)   3,125,000      4,125,000
                                                                 ---------  ----------   ----------  --------------
      Net cash provided by (used in) operating activities...       140,322  (6,280,419)   1,468,375    (29,160,159)
                                                                 ---------  ----------   ----------  --------------
Cash flows from investing activities:
  Purchases of property and equipment.......................       (96,290)   (123,135)    (300,893)    (3,506,281)
  Disposal of property and equipment, net...................            --          --           --         28,040
  Purchases of investments..................................            -- (38,200,692) (19,050,026)   (57,250,718)
  Proceeds from investments.................................            --  14,888,441   21,484,458     36,372,899
                                                                 ---------  ----------   ----------  --------------
      Net cash provided by (used in) investing activities...       (96,290)(23,435,386)   2,133,539    (24,356,060)
                                                                 ---------  ----------   ----------  --------------
Cash flows from financing activities:
  Proceeds from convertible notes payable to stockholders...     1,000,000          --           --      9,400,000
  Payments of obligations under capital leases..............      (545,963)   (450,748)    (427,252)    (2,006,502)
  Proceeds from sale/leaseback of equipment.................            --          --           --        771,968
  Proceeds from equipment leases............................            --          --           --      1,422,240
  Net proceeds from sale of redeemable convertible preferred
    stock...................................................            --   5,889,530           --     25,661,526
  Proceeds from sale of common stock, net...................         7,354  27,992,431       45,610     28,051,216
                                                                 ---------  ----------   ----------  --------------
      Net cash provided by (used in) financing activities...       461,391  33,431,213     (381,642)    63,300,448
                                                                 ---------  ----------   ----------  --------------
  Net increase in cash and cash equivalents.................       505,423   3,715,408    3,220,272      9,784,229
  Cash and cash equivalents, beginning of period............     2,343,126   2,848,549    6,563,957             --
                                                                 ---------  ----------   ----------  --------------
Cash and cash equivalents, end of period....................    $2,848,549  $6,563,957   $9,784,229   $  9,784,229
                                                                 ---------  ----------   ----------  --------------
                                                                 ---------  ----------   ----------  --------------
Supplemental disclosure of noncash transactions:
  Increase in equipment under capital leases................    $       --  $       --   $       --   $ (2,210,170)
                                                                 ---------  ----------   ----------  --------------
                                                                 ---------  ----------   ----------  --------------
  Conversion of convertible notes payable to stockholders
    and accrued interest into redeemable convertible
    preferred stock.........................................    $4,849,894 $ 1,055,816   $       --   $  9,905,710
  Conversion of preferred stock into common stock...........    $      --  $36,202,290   $       --   $ 36,202,290
                                                                 ---------  ----------   ----------  --------------
                                                                 ---------  ----------   ----------  --------------
  Issuance of warrants......................................    $   99,000 $        --   $       --   $    741,737
                                                                 ---------  ----------   ----------  --------------
                                                                 ---------  ----------   ----------  --------------
  Leasehold improvements acquired through issuance of
    redeemable convertible preferred stock..................    $  619,584 $        --   $       --   $    619,584
                                                                 ---------  ----------   ----------  --------------
                                                                 ---------  ----------   ----------  --------------
Supplemental disclosure of cash flow information:
  Interest paid during the period...........................    $  261,397 $   118,900   $   53,542   $  1,387,371
                                                                 ---------  ----------   ----------  --------------
                                                                 ---------  ----------   ----------  --------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                       (A Development Stage Company)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS

    BioTransplant Incorporated (the "Company") was incorporated on March 20, 1990. The Company is developing proprietary pharmaceuticals and organ transplantation systems, which represent a comprehensive approach to inducing functional tolerance in humans.

    The Company is in the development stage and is devoting substantially all of its efforts toward product research and development and raising capital. The Company is subject to a number of risks similar to those of other development stage companies, including its dependence on key individuals and collaborative research partners, competition from substitute products and larger companies, no assurance that the Company will be able to develop and market commercially usable products or obtain regulatory approval for its products under development, and the need to obtain adequate additional financing necessary to adequately fund the development of its products.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying consolidated financial statements reflect the application of certain accounting policies described below and elsewhere in the notes to consolidated financial statements.

(a) Net Loss per Common Share

    In 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share", ("FAS 128"), effective December 15, 1997. FAS 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company has applied the provisions of FAS 128 retroactively to all periods presented. Diluted weighted average shares has not been presented because to do so would have been antidilutive. Pro forma net loss per common share assumes that all series of redeemable convertible preferred stock had been converted to common stock as of the original issuance dates.

    Calculations of basic and pro forma net loss per common share are as follows:

                                                                                1995          1996        1997
                                                                             -----------  -----------  -----------
Net loss ..................................................................  $(2,087,239) $(6,037,108) $(3,153,254)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Weighted average common shares outstanding.................................      124,373    5,582,055    8,568,709
                                                                                                       -----------
                                                                                                       -----------
Pro forma conversion of redeemable convertible preferred stock.............    3,363,495    1,571,553
                                                                             -----------   -----------
Pro forma weighted average shares outstanding..............................    3,487,868    7,153,608
                                                                             -----------   -----------
                                                                             -----------   -----------
Basic net loss per common share                                              $    (16.78)  $    (1.08)  $     (.37)
                                                                             -----------   -----------  -----------
                                                                             -----------   -----------  -----------
Pro forma net loss per common share                                          $      (.60)  $     (.84)
                                                                             -----------   -----------
                                                                             -----------   -----------

(b) Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

    (c) Cash Equivalents and Investments

    Cash equivalents include short-term, highly liquid investments with original maturities of less than three months from the date of purchase. Short-term investments consist primarily of corporate notes and securities issued by the United States Treasury or other United States government agencies with maturities of less than one year from the date of purchase. Long-term investments consist primarily of corporate notes with maturities of more than one year. In accordance with Financial Accounting Standards Board Statement
No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments are classified as held-to-maturity and are stated at amortized cost, which approximates market value. At December 31, 1997 the weighted average maturity of all investments was four months.

    The Company held the following investments at December 31, 1996 and 1997:

                                                                                         1996           1997
                                                                                     -------------  -------------
Short-term:
United Treasury and Agency Securities (average maturity of 2 months) ..............  $           -  $   2,000,000
Corporate Bonds (average maturity of 6 months and 4 months)........................     12,015,442     16,862,948
Commercial Paper (average maturity of 3 months and 8 months).......................        986,030        999,669
                                                                                     -------------  -------------
                                                                                        13,001,472     19,862,617
                                                                                     -------------  -------------
Long-term:
Corporate Bonds (average maturity of 15 months and 16 months)......................     10,310,778      1,015,202
                                                                                     -------------  -------------
Total investments..................................................................  $  23,312,250  $  20,877,819
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    There were no realized gains or losses in the years ended December 31, 1996 and 1997.

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

(f) Revenue Recognition

    Substantially all of the Company's license and research and development revenues are derived from three collaborative research arrangements (see Note
10). Annual research and development payments are recognized on a straight-line basis over the period of the contract, which approximates when work is performed and costs are incurred. License fee revenue represents technology transfer fees received for rights to certain technology of the Company. License fees are recognized as revenue is earned. Deferred revenue represents amounts received in advance for research and development. Research and development expenses in the accompanying consolidated statements of operations include funded and unfunded expenses.

(3) Capital Leases

    The Company has capital lease commitments related to certain property and equipment. In conjunction with these leases, the Company has issued warrants to purchase common and preferred stock (see Note 9).

    Future minimum payments under these capital lease agreements as of December 31, 1997 are as follows:

                                                                                                          AMOUNT
                                                                                                        ----------
Year Ending December 31,
  1998................................................................................................  $  186,694
  1999................................................................................................      10,755
                                                                                                        ----------
   Total minimum payments.............................................................................     197,449
Less -- Amount representing interest..................................................................       9,740
                                                                                                        ----------
      Present value of minimum lease payments.........................................................     187,709
Less -- Current obligation under capital leases.......................................................     177,667
                                                                                                        ----------
                                                                                                        $   10,042
                                                                                                        ----------
                                                                                                        ----------

    Equipment under capital leases collateralize these lease obligations.

(4) TERM NOTE

    In September 1997, the Company entered into a term note with a bank, whereby the Company may borrow up to $500,000 for certain equipment and fixtures during a specified drawdown period, after which time the outstanding balance will become payable in 36 equal monthly principal installments plus interest. This term note bears annual floating interest at the Bank's Prime Rate (8.50% at December 31, 1997) during the drawdown period with an option to convert during the repayment period to an annual fixed rate at the three-month London Interbank Offered Rate ("LIBOR") (5.81% at December 31, 1997) plus 2.25%. This term note is secured by equipment and fixtures purchased under these borrowings. There were no borrowings outstanding under this term note at December 31, 1997

(5) CONVERTIBLE NOTES PAYABLE TO STOCKHOLDERS

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

(6) ACCRUED EXPENSES

    Accrued expenses consist of the following at December 31, 1996 and 1997:

                                                                                            1996          1997
                                                                                        ------------  ------------
Consulting and contract research......................................................  $    534,871  $    723,254
Payroll and payroll related...........................................................        55,000       342,930
Professional fees.....................................................................       165,117       374,070
Other.................................................................................       557,976       741,962
                                                                                        ------------  ------------
                                                                                        $  1,312,964  $  2,182,216
                                                                                        ------------  ------------
                                                                                        ------------  ------------

(7) REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Upon the closing of the Company's initial public offering in 1996, all of the then outstanding shares of redeemable convertible preferred stock converted into 4,770,430 shares of common stock. In addition, the Company issued an additional 431,724 shares of common stock to Novartis upon the Company's initial public offering as a result of antidilution rights.

    Redeemable convertible preferred stock activity since inception is as follows:

                            SERIES A                  SERIES B                    SERIES D                   SERIES E
                    -------------------------  -----------------------  ----------------------------  -----------------------
                      NUMBER       CARRYING      NUMBER     CARRYING       NUMBER        CARRYING       NUMBER      CARRYING
                     OF SHARES      VALUE      OF SHARES      VALUE       OF SHARES        VALUE      OF SHARESS     VALUE
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
Sale of Series A,
  net of issuance
  costs of
  $51,973.........    3,300,000  $  3,248,027          --  $        --             --  $          --          --   $       --
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
Balance, December
  31, 1991........    3,300,000     3,248,027          --           --             --             --          --           --
Sale of Series
  A...............      700,000       700,000          --           --             --             --          --           --
Conversion of
  notes payable
  into Series A...    1,000,000     1,000,000          --           --             --             --          --           --
Sale of Series A,
  net of issuance
  costs of
  $18,612.........    1,000,000       981,388          --           --             --             --          --           --
Sale of Series B,
  net of issuance
  costs of
  $11,500.........           --            --     401,606    4,988,500             --             --          --           --
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
Balance, December
  31, 1992........    6,000,000     5,929,415     401,606    4,988,500             --             --          --           --
Sale of Series D,
  net of issuance
  costs of
  $188,846........           --            --          --           --      6,150,000     12,111,155          --           --
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
Balance, December
  31, 1993........    6,000,000     5,929,415     401,606    4,988,500      6,150,000     12,111,155          --           --
Sale of Series E,
  net of issuance
  costs of
  $67,074.........           --            --          --           --             --             --     300,000      742,926
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
Balance, December
  31, 1994........    6,000,000     5,929,415     401,606    4,988,500      6,150,000     12,111,155     300,000      742,926
Conversion of
  notes payable
  and accrued
  interest into
  Series D........           --            --          --           --      2,424,947      4,849,894          --           --
Issuance of Series
  D for leasehold
  improvements....           --            --          --           --        309,792        619,584          --           --
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
Balance, December
  31, 1995........    6,000,000     5,929,415     401,606    4,988,500      8,884,739     17,580,633     300,000      742,926
Sale of Series D,
  net of issuance
  costs of
  $30,000.........           --            --          --           --      2,967,500      5,905,000          --           --
Conversion of
  notes payable
  and accrued
  interest into
  Series D........           --            --          --           --        527,909      1,055,816          --           --
Conversion of
  redeemable
  convertible
  preferred stock
  into common
  stock...........   (6,000,000)   (5,929,415)   (401,606)  (4,988,500)   (12,380,148)   (24,541,449)   (300,000)    (742,926)
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
Balance, December
  31, 1996........           --  $         --          --  $        --             --  $          --          --   $       --
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------
                    -----------  ------------  ----------  -----------  -------------  -------------  -----------  ----------

(8) STOCKHOLDERS' EQUITY

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

(b) Common Stock

    As of December 31, 1996 and 1997, the Company has reserved the following shares of common stock for issuance:

                                                                                             1996        1997
                                                                                          ----------  ----------
1991 Stock Option Plan..................................................................     717,072     702,459
1994 Directors' Equity Plan.............................................................      13,750      49,375
1997 Stock Option Plan..................................................................          --     750,000
Outstanding warrants....................................................................     377,135     377,135
                                                                                          ----------  ----------
                                                                                           1,107,957   1,878,969
                                                                                          ----------  ----------
                                                                                          ----------  ----------

(9) OPTIONS AND WARRANTS

    (a) Common Stock Plans

    In May 1997, the stockholders approved the 1997 Stock Incentive Plan (the "1997 Plan") intended to replace Company's Amended 1991 Stock Incentive Plan (the "1991 Plan"), under which it may grant incentive stock options, nonqualified stock options and stock appreciation rights. The Company has reserved 750,000 shares of common stock for issuance under the 1997 Plan. These options generally vest ratably over a four- to five-year period.

    In May 1997, the stockholders approved an amendment to the Company's 1994 Directors' Equity Plan (the "Directors' Plan"). The amendment increased from 15,000 to 50,000 the number of shares of common stock reserved for issuance under the Director's Plan. The Directors' Plan automatically grants an option to each eligible outside director of the Company for the purchase of 3,125 shares of common stock at the then fair market value upon such eligible outside directors' election to the Board of Directors. In addition, each eligible outside director concurrently receives an award to purchase 625 shares of restricted common stock at $.04 per share. These options vest ratably over a five-year period. At December 31, 1997, 1,719 restricted common shares were unvested.

    The following table summarizes the employee and director stock option activity under the plans discussed above:

                                                                                       NUMBER    WEIGHTED AVERAGE
                                                                                     OF OPTIONS   EXERCISE PRICE
                                                                                     ----------  -----------------
Outstanding, December 31, 1993.....................................................     249,901      $    2.28
  Granted..........................................................................     105,628           4.00
  Exercised........................................................................     (17,406)          0.09
  Canceled.........................................................................     (52,859)          1.90
                                                                                     ----------          -----
Outstanding, December 31, 1994.....................................................     285,264           3.09
  Granted..........................................................................     200,237           4.00
  Exercised........................................................................      (5,303)          1.39
  Canceled.........................................................................    (156,623)          3.83
                                                                                     ----------          -----
Outstanding, December 31, 1995.....................................................     323,575           3.26
  Granted..........................................................................     396,648           6.39
  Exercised........................................................................     (10,154)          2.82
  Canceled.........................................................................     (41,767)          4.87
                                                                                     ----------          -----
Outstanding, December 31, 1996.....................................................     668,302           5.02
  Granted..........................................................................     404,964           6.63
  Exercised........................................................................     (15,238)          2.46
  Canceled.........................................................................     (43,603)          6.36
                                                                                     ----------          -----
Outstanding, December 31, 1997.....................................................   1,014,425      $    5.65
                                                                                     ----------          -----
                                                                                     ----------          -----
Exercisable, December 31, 1997.....................................................     311,338      $    4.06
                                                                                     ----------          -----
                                                                                     ----------          -----

    The following tables summarize certain information about options outstanding at December 31, 1997:

                     RANGE OF                         WEIGHTED AVERAGE
                     EXERCISE         OPTIONS       REMAINING CONTRACTUAL
                      PRICES        OUTSTANDING         LIFE IN YEARS
                  --------------  ---------------  -----------------------
$  0.04 -- 4.00         269,860           5.81            $    3.27
   4.02 -- 6.63         464,846           8.95                 6.10
   6.75 -- 10.50        279,719           9.18                 7.18
----------------      ---------           ----            ---------
$  0.04 -- 10.50      1,014,425           8.18            $    5.65
----------------      ---------           ----            ---------
----------------      ---------           ----            ---------

    The following tables summarize certain information about options exercisable at December 31, 1997:

    RANGE OF        OPTIONS    WEIGHTED AVERAGE
EXERCISE PRICES   EXERCISABLE   EXERCISE PRICE
----------------  -----------  -----------------
$  0.04 -- 4.00      221,707       $    3.12
$  4.02 -- 6.63       71,735            5.95
$  6.75 -- 10.50      17,896            8.19
----------------  ----------       ---------
$  0.04 -- 10.50     311,338       $    4.06
----------------  ----------       ---------

    During 1993 and 1994, the Company granted stock options with exercise prices below the estimated fair value of the common stock as determined for financial reporting purposes. Compensation expense was recognized over the vesting period of the options. The Company recognized compensation expense of $170,225 and $170,225 during 1994 and 1995, respectively, relating to these option grants.

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee and director stock options, because the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires the use of option valuation models that were developed for use in valuing options traded on an exchange, not employee stock options, which can not be traded. Under APB 25, if the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net loss and loss per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 6.32%, 6.32% and 5.53%; expected common stock volatility factors of 65%, 65% and 68%; and a weighted-average expected life of the stock options of seven years. The Company does not currently pay any dividends, and does not expect to pay cash dividends in the foreseeable future, therefore; dividend yields for 1995, 1996 and 1997 are assumed to be 0%. The weighted average fair value of options granted in 1995, 1996 and 1997 was $4.00, $6.39 and $6.63, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                           1995          1996           1997
                                                                     -------------  -------------  -------------
Net loss.........................  As reported                        $  (2,087,239) $  (6,037,108) $  (3,153,254)
                                   Pro forma                             (2,118,030)    (6,271,780)    (3,795,662)
Basic net loss per common
  share..........................  As reported                        $      (16.78) $       (1.08) $        (.37)
                                   Pro forma                                 (17.03)         (1.12)          (.44)
Pro forma net loss per common
  share..........................  As reported                        $        (.60) $        (.84)
                                   Pro forma                                   (.61)          (.88)

(b) Warrants

    The Company has the following warrants outstanding for the purchase of common stock:

                                                                                        NUMBER     EXERCISE PRICE
                                                                                      OF WARRANTS     PER SHARE
                                                                                      -----------  ---------------
Outstanding, December 31, 1993.................................................          105,448   $  .04 -- 49.80
Granted........................................................................          239,497     3.00 -- 10.80
                                                                                         -------   ---------------
Outstanding, December 31, 1994.................................................          344,945      .04 -- 49.80
Granted........................................................................           24,999               .04
                                                                                         -------   ---------------
Outstanding, December 31, 1995.................................................          369,944      .04 -- 49.80
Granted........................................................................               --                --
                                                                                         -------   ---------------
Outstanding, December 31, 1996.................................................          369,944      .04 -- 49.80
Granted........................................................................               --                --
                                                                                         -------   ---------------
Outstanding, December 31, 1997.................................................          369,944   $  .04 -- 49.80
                                                                                         -------   ---------------
                                                                                         -------   ---------------
Exercisable, December 31, 1997.................................................          369,944   $  .04 -- 49.80
                                                                                         -------   ---------------
                                                                                         -------   ---------------

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

    In March 1994, the Company issued warrants to purchase 41,483 shares of common stock at $3.00 per share in connection with the facility lease discussed in Note 12(b). The warrants vest over a five-year period, commencing in March 1994. The Company recorded $165,937 of deferred rent, which represented the estimated fair value of the warrants. This amount is being amortized as rent expense over the life of the lease.

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

(10) COLLABORATIVE RESEARCH AGREEMENTS

(a) Novartis.

    In April 1993, as amended and restated in September 1995, the Company entered into a five-year collaboration agreement with Novartis to develop and commercialize xenotransplantation technology utilizing gene transduction. Pursuant to this agreement, all committed research funding of $20.0 million and all committed license fees of $10.0 million had been received as of December 31, 1997. In October 1997, the Company and Novartis expanded their relationship in xenotransplantation by entering into a collaboration and license agreement for the development and commercialization of xenotransplantation products utilizing the Company's proprietary mixed bone marrow chimerism technology. Under this agreement, Novartis has committed up to $36.0 million in research funding, license fees and milestone payments. As of December 31, 1997, $3.5 million of research funding and $2.0 million of license fees had been received. Pursuant to the terms of these agreements, Novartis is obliged to fund the development costs associated with certain xenotransplantation products developed by the Company, subject to reimbursement of a portion thereof by the Company, if the Company elects, under certain circumstances, to co-promote such products. The Company has the right to co-promote solely in North America and to receive an agreed upon share of profits, if any, derived from North American sales. The Company is entitled to receive royalties on the sale of xenotransplantation products by Novartis outside of North America and, to the extent that the Company elects not to co-promote in North America, on sales in North America as well.

    As of December 31, 1997, the Company had deferred revenue of $4,125,000 pursuant to the Novartis agreements, which represents annual research and development payments received prior to revenue recognition.

    In addition to these agreements, Novartis purchased $5.0 million of the Company's Series B convertible preferred stock in 1992, which converted into 532,125 shares of common stock upon the Company's initial public offering.

(b) MedImmune, Inc.

    In October 1995, the Company and MedImmune, Inc. ("MedImmune") formed a collaborative agreement for the development and commercialization of products to treat and prevent organ transplant rejection. The collaboration is based upon the development of products derived from BTI-322, MEDI-500 and future generations of products derived from these two molecules (including MEDI-507, the humanized version of BTI-322). Pursuant to the collaboration, the Company granted MedImmune an exclusive worldwide license to develop and commercialize BTI-322 and any products based on BTI-322, other than the use of BTI-322 in kits or systems for xenotransplantation or allotransplantation. MedImmune paid the Company a $2.0 million license fee at the time of formation of the collaboration, and agreed to fund and assume responsibility for clinical testing and commercialization of any resulting products. MedImmune has agreed to provide research support and make milestone payments that could total up to an additional $14.0 million, up to $12.0 million of which is repayable from royalties on BTI-322/MEDI-507 or MEDI-500, as well as to pay royalties on any sales of BTI-322/MEDI-507, MEDI-500 and future generations of products, if any. As of December 31, 1997, $2.0 million of research support had been recognized. MedImmune is entitled to a credit against royalty payments for certain milestone payments that it makes.

(11) INCOME TAXES

    The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". At December 31, 1997, the Company had net operating loss carryforwards for income tax purposes of approximately $35,636,000. The Company also has available tax credit carryforwards of $1,592,000 at December 31, 1997 to reduce future federal income taxes, if any. The net operating loss carryforwards and tax credit carryforwards expire commencing in the year 2006, and are subject to review and possible adjustment by the Internal Revenue Service. Net operating loss carryforwards and tax credit carryforwards may be limited in the event of certain changes in the ownership interests of significant stockholders.

    The components of the deferred tax asset as of December 31, 1996 and 1997 are approximately as follows:

                                                                                         1996           1997
                                                                                     -------------  -------------
Operating loss carryforwards.......................................................  $  13,300,000  $  14,145,000
Tax credit carryforwards...........................................................      1,130,000      1,592,000
Start-up costs.....................................................................        251,000         50,000
Other temporary differences........................................................        892,000      1,338,000
                                                                                     -------------  -------------
                                                                                        15,573,000     17,125,000
Less -- Valuation allowance........................................................     15,573,000     17,125,000
                                                                                     -------------  -------------
                                                                                     $          --  $          --
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    Due to the history of operating losses, a valuation allowance has been provided for the entire deferred tax asset since it is uncertain if the Company will realize the benefit of the deferred tax asset.

(12) COMMITMENTS

(a) Research and License Agreements

    The Company has entered into several research and license agreements with a hospital whereby the Company obtained the rights to the hospital's research pertaining to the transplantation of organs and tissues and other related technologies. The Company also obtained an exclusive license to commercially develop, manufacture, use and distribute worldwide any products developed pursuant to the agreements in exchange for research funding and royalties on any future sales. These agreements have initial terms of one to ten years; however, either party may terminate the agreements at various times, as defined, with written notice. The Company had agreed to reimburse the hospital for the cost of leasing up to $1,050,000 of research equipment over a five-year lease period that concluded in December 1997. As of December 31, 1997, the end of the lease term, the Company had reimbursed the hospital for leased equipment with an approximate cost of $859,000.

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

    Commitments as of December 31, 1997, pursuant to these research and license agreements and subject to cancellation clauses, are as follows:

                                                              HOSPITAL    CONSULTANTS     OTHER         TOTAL
                                                            ------------  -----------  ------------  ------------
Year Ending December 31,
1998......................................................  $  2,549,000   $ 651,000   $    812,000  $  4,012,000
1999......................................................       625,000          --        150,000       775,000
2000......................................................       625,000          --        150,000       775,000
2001......................................................            --          --        150,000       150,000
2002......................................................            --          --        150,000       150,000
                                                            ------------  -----------  ------------  ------------
                                                            $  3,799,000   $ 651,000   $  1,412,000  $  5,862,000
                                                            ------------  -----------  ------------  ------------
                                                            ------------  -----------  ------------  ------------

(b) Operating Lease Commitments

    The Company leases its facility under an operating lease that expires in 2004. In addition, the Company is responsible for the real estate taxes and operating expenses related to this facility. Minimum annual rental payments under this lease agreement are as follows:

1998............................................................................ $1,013,464
1999............................................................................  1,014,714
2000............................................................................  1,018,464
2001............................................................................  1,018,464
2002............................................................................  1,018,464
Thereafter......................................................................  1,782,312
                                                                                  ---------
                                                                                 $6,865,882
                                                                                  ---------
                                                                                  ---------

    Rental expense for the years ended December 31, 1995, 1996 and 1997 was approximately $1,183,000, $1,197,000 and $1,196,000, respectively.

(13) Investment in Stem Cell Sciences Pty. Ltd.

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

    In 1997, the Company paid an additional $1,376,000 for research support and to maintain its pro rata ownership of Stem Cell. These payments consist of $676,000 for research support recorded as research and development expense for the year ended December 31, 1997, and $700,000 for research support for the year ending December 31, 1998 which the Company will recognize as research and development expense on a straight-line basis over the 12 months ending December 31, 1998. The Company has an option to purchase additional shares of stock to maintain its pro rata ownership in Stem Cell. The option is exercisable at any time prior to December 31, 1998.